EXHIBIT 99.4
                                                                    ------------

                                [GRAPHIC OMITTED]
                                [LOGO - VIKING]



December 7, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers (Quebec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut
TSX


On behalf of Viking Energy Royalty Trust, Viking Holdings Inc. confirms the appointment of PricewaterhouseCoopers LLP as the auditors of Viking Energy Royalty Trust beginning with its fiscal year ending December 31, 2005.

In accordance with National Instrument 51-102 Change of Auditor by a Reporting Issuer, please find enclosed:

a) the Notice of Change of Auditor;

b) a letter from Deloitte & Touche LLP, the former auditor; and

c) a letter from PricewaterhouseCoopers LLP, the successor auditor.

The undersigned hereby confirms that the notice and letters referred to above have been reviewed by the Audit Committee of the Board of Directors of Viking Holdings Inc.


Viking Energy Royalty Trust
by its administrator, Viking Holdings Inc.


/s/ Robert W. Fotheringham

Robert W. Fotheringham
Vice President, Finance and Chief Financial Officer